                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                            SCHEDULE 14F-1

                        INFORMATION STATEMENT
                   PURSUANT TO SECTION 14(f) OF THE
                   SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 THEREUNDER

                             ARGEN CORP.
                             -----------
                     (Exact name of registrant as
                 specified in its corporate charter)

                               0-28127
                               -------
                         Commission File No.

               DELAWARE                         pending
               --------                        ----------
       (State of Incorporation)               (IRS Employer
                                           Identification No.)

                        14411 Telegraph Road
                         Whittier, CA 90604
               ---------------------------------------
               (Address of principal executive offices)

                            (562) 903-0744
                            --------------
                     (Issuer's telephone number)

                              ARGEN CORP.

                  INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(f) OF THE SECURITIES
            EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

     This Information Statement is being delivered on or about March
5, 2002 to the holders of shares of common stock, par value $0.0001
(the "Common Stock") of Argen Corp., a Delaware corporation (the
"Company"), as of March 5, 2002. You are receiving this Information
Statement in connection with the possible election of one person designated by the majority of the Company's stockholders to fill all of the seats on the Company's Board of Directors (the "Board").

     On January 7, 2002, Dotcom Internet Ventures Ltd., a Delaware
corporation, the majority shareholder of the Company entered into an
Agreement with James Mansir, Jr., which results in a restructuring of the Company's management, Board of Directors, and ownership.

     Pursuant to the terms of the Agreement, Dotcom Internet Ventures
Ltd. sold 4,600,000 shares of the Company, representing at that time
92% of the outstanding common stock, to James Mansir, Jr. As consideration for the purchase of the shares, Mr. Mansir paid the sum of $50,000 cash.

     On March 5, 2002, in accordance with the agreements, the Board of
Directors received a letter of resignation from its sole Board member,
William Tay, which is effective upon the appointment of a new Board of
Directors. Pursuant to the Agreement, Mr. Tay appointed James Mansir,
Jr. as the sole director of the Company. Mr. Mansir will not take office until at least ten days after this Information Statement is mailed or delivered to all Company shareholders in compliance with
Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1
thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE
NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

     On March 5, 2002, there were 5,000,000 shares of common stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth, as of March 5, 2002, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company;
(ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

                                                Amount and
                                                Nature of
                  Name and Address of           Beneficial    Percent of
Title of Class    Beneficial Owner (1)          Ownership     Class (2)
--------------    --------------------------    ---------     ----------
Common Stock      James Mansir, Jr.             4,600,000         92%
                  13559 Meganwood Place
                  La Mirada, CA 90638

Common Stock      All Officers and Directors    4,600,000         92%
                  as a Group
                  (1 person)

(1) Beneficial ownership has been determined in accordance with Rule
13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.

(2) Based upon 5,000,000 shares issued and outstanding.

Changes in Control

     On March 5, 2002, James Mansir, Jr. acquired 4,600,000 shares from
Dotcom Internet Ventures Ltd. in a private purchase transaction. James
Mansir, Jr. became the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended. Simultaneously with this transaction, the Board of Directors of Argen Corp. nominated
James Mansir, Jr. to the Board of Directors and all former officers and directors resigned. James Mansir, Jr. was then named President,
Secretary and Treasurer of Argen Corp.

     Prior to the sale, the Company had 5,000,000 shares of common stock outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

     The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors and Executive Officers

     The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the
Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.
Unless described below, there are no family relationships among any of the directors and officers.

Name                 Age            Position(s)
---------------      ---            -----------------------------------
Jim Mansir, Jr.      42             President, Secretary, Treasurer and
                                    Director

     On March 5, 2002, James Mansir, Jr. was elected and appointed
Chairman of the Board, President, Secretary and Treasurer of Argen Corp.
Mr. Mansir has been the President of System Resources, an E-commerce
Development Company since 1990.

Certain Relationships and Related Transactions

Not applicable

Compliance with Section 16(a) of the Securities Exchange Act of 1934

     Section 16(a) of the Securities Exchange Act of 1934 requires the
Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company.
Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all
Section 16(a) forms they file.

     To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under
Section 16(a).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

     The Company currently does not pay any cash salaries to any officers or directors.

Summary Compensation Table

     The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended December
31, 1999, 2000 and 2001. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years.
The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                          SUMMARY COMPENSATION TABLE

                         Annual Paid Compensation                        Long Term Compensation
                         -------------------------                      ------------------------
                                                                    Awards                              Payouts
                                                                    --------------------------------------------

                                                           OTHER         RESTRICTED    SECURITIES              ALL
                                                           ANNUAL         STOCK        UNDERLYING     LTIP     OTHER
                               SALARY             BONUS  COMPENSATION     AWARDS        OPTIONS     PAYOUTS   COMPENSATION
                    YEAR         ($)               ($)      ($)             ($)         SARS (#)      ($)        ($)
NAME AND
PRINCIPAL
POSITION
----------------------------------------------------------------------------------------------------------------------------

Alfred Arberman      2001       -0-               -0-      -0-             -0-           -0-          -0-       -0-
(President,         (12/31)
 Treasurer,
 Secretary)

                     2000       -0-               -0-      -0-             -0-           -0-          -0-       -0-
                    (12/31)

                     1999       -0-               -0-      -0-             -0-           -0-          -0-       -0-
                    (12/31)

                                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                       (INDIVIDUAL GRANTS)

                              NUMBER OF SECURITIES      PERCENT OF TOTAL
                                 UNDERLYING            OPTIONS/SAR'S GRANTED
                               OPTIONS/SAR'S           TO EMPLOYEES IN FISCAL   EXERCISE OF BASE PRICE
NAME                             GRANTED (#)              YEAR                    ($/SH)                  EXPIRATION DATE
-------------------------------------------------------------------------------------------------------------------------
Alfred Arberman                     None                     N/A                     N/A                       N/A

                                        AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                                  AND FY-END OPTION/SAR VALUES

                                                                                               Value of Unexercised In
                                                                     Number of Unexercised      The-Money Option/SARs
                         Shares Acquired                             Securities Underlying       At FY-End ($)
                              On                  Value             Options/SARs At Fy-End (#) Exercisable/Unexercisable
Name                        Exercise (#)          Realized ($)      Exercisable/Unexercisable
------------------------------------------------------------------------------------------------------------------------
Alfred Arberman              N/A                    N/A                         None                       N/A

Dated:  March 7, 2002                  By order of the Board of Directors

                                       /s/ James Mansir, Jr.
                                       ----------------------------------
                                       James Mansir, Jr.
                                       Secretary